ELECTRONIC DATA SYSTEMS CORPORATION

UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

FORM 11-K

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

FILED PURSUANT TO SECTION 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

 X         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

___       TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES
             EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11779

UNIGRAPHICS SOLUTIONS INC 401(K) PLAN

(Full title of the plan)

Electronic Data Systems Corporation

5400 Legacy Drive

Plano, Texas 75024-3105

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive offices)

Registrant's telephone number, including area code: (972) 604-6000

Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                                                                                                            Michael Milton, Controller
                                                                                                                            Electronic Data Systems
                                                                                                                            5400 Legacy Drive
                                                                                                                            Plano, Texas 75024-3105

UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

Financial statements and exhibit

Table of Contents

Page

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Independent Auditors' Report                                                                                                                                                                                          4

Basic Financial Statements:

        Statements of Assets Available for Plan Benefits - December 31, 2001 and 2000                                                                                                     5

        Statements of Changes in Assets Available for Plan Benefits - Years Ended December 31, 2001 and 2000                                                               6

        Notes to Financial Statements                                                                                                                                                                                  7

Supplemental Schedule:

                  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                                                                                               9

          Definitions:

Plan                              -         Unigraphics Solutions Inc. 401(k) Plan

Trustee                        -         Vanguard Fiduciary Trust Company

ERISA                          -         Employee Retirement Income Security Act of 1974

Company                     -         Unigraphics Solutions Inc.

EDS                              -         Electronic Data Systems Corporation, Parent of the Company

Plan Administrator     -        Michael Milton, Controller, EDS

Code                             -        Internal Revenue Code, as amended

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

(Name of plan)

Unigraphics Solutions Inc.

Plan Administrator

Date: June 25, 2002                                                                                         By: /S/ MICHAEL MILTON
                                                                                                                                       Michael Milton, Controller

Independent Auditors' Report

Plan Administrator
Unigraphics Solutions Inc.
401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of the Unigraphics Solutions Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits as of December 31, 2001 and 2000, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                                KPMG LLP

St. Louis, Missouri
June 24, 2002

UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

Statement of Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Investments at fair value:
Common stock	$ 5,145,038	$ 5,978,175
Loans to participants	1,428,462	1,264,107
Value of interest in registered investment companies	77,865,209	55,275,198
Investments at contract value - value of interest in unallocated
insurance contracts	3,158,159	2,460,911
Contribution receivable from employer	3,727,034	3,987,017
Assets available for plan benefits	$ 91,323,902	$ 68,965,408
	===========	===========
See accompanying notes to financial statements

UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

Statement of Changes in Assets Available for Plan Benefits

Years Ended December 31, 2001 and 2000

	2001	2000
Additions to assets attributed to:
Earnings on investments:
Interest	$ 179,168	$ 153,157
Dividends	45,159	46,888
Other income	129,878	100,898
Net gain (loss) on sale of assets	1,574,853	(79,620)
Unrealized appreciation (depreciation) in fair value of investments	805,086	(1,282,804)
Net investment loss from registered investment companies	(6,774,827)	(4,366,143)
Contributions from:
Employees	11,540,709	8,893,844
Employer	5,402,922	5,373,817
Rollovers	378,296	1,386,809
Other additions	16,533	--
Total additions	13,297,777	10,226,846
Deductions from assets attributed to
benefits paid to participants/beneficiaries	5,677,620	2,053,571
Net increase prior to transfers from plans of acquired companies	7,620,157	8,173,275
Transfer from plans of acquired companies	14,738,337	764,267
Net increase	22,358,494	8,937,542
Assets available for plan benefits:
Beginning of period	68,965,408	60,027,866
End of period	$ 91,323,902	$ 68,965,408
	=========	=========
See accompanying notes to financial statements

UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)      Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a)      General

Prior to the commencement of the Plan on April 1, 1999, employees participated in the EDS benefit plans. On April 30, 1999, the assets of the EDS benefit plans relating to the Company's employees were transferred to the Plan. The Plan covers employees of Unigraphics Solutions Inc. and is subject to the provisions of ERISA.

As a result of the Engineering Animations Inc. (EAI) acquisition by the Company, approximately $14.7 million in assets were transferred from the EAI plans to the Plan during 2001.  The EAI plans were subsequently terminated.

(b)     Contributions

Participants make contributions to the Plan based on the contribution percentage specified by the participant. Participants may elect to contribute up to 20% of their compensation as defined by the Plan on a pre-tax basis. Pre-tax contributions are subject to certain maximum limitations as defined by the Internal Revenue Service (IRS). The maximum contributions allowable were $10,500 for 2001 and 2000.

The Company will contribute an amount equal to 25% of the contributions made by the participant, up to the first 6% of their salary. During each of the years ended December 31, 2001 and 2000, the Company's contribution was $5.4 million, which included a supplemental payment totaling $3.6 million and $3.9 million, respectively, to align benefits with those which had been provided under the EDS benefit plans for employees who were no longer covered by those plans as of April 1, 1999.

Rollover contributions in the form of cash or other assets may be accepted by the Trustee. Any contributions of this matter are segregated in a separate account and are fully vested at all times.

(c)     Vesting

Contributions made to the Plan and rollover contributions made by participants are 100% vested at all times. Contributions made to the Plan by the Company on behalf of participants vest at the rate of 0% the first year of service, 40% the second year of service, and the vesting percentage increases in 20% increments thereafter becoming fully vested after five years of service. A participant also becomes fully vested upon occurrence of one of the following events: retirement, death, total and permanent disability, legally adjudicated mental incompetence, or upon termination of the Plan.

(d)     Investment Options

Participants may elect to have their individual accounts allocated to any one of or a combination of the available investment options. The investment options available to participants are the following:

EDS Income Fund

EDS Stock Fund

Vanguard 500 Index Fund

(Continued)

Vanguard Explorer Fund

Vanguard Growth & Income Fund

Vanguard International Growth Fund

Vanguard LifeStrategy Conservative Growth Fund

Vanguard LifeStrategy Growth Fund

Vanguard LifeStrategy Moderate Growth Fund

Vanguard Prime Money Market Fund

Vanguard Total Bond Market Index Fund

Vanguard U.S. Growth Fund

Vanguard Wellington Fund

Participants may elect to change their investment elections at any time.

(e)    Forfeitures

The nonvested portion of a participant's contribution account whose employment is terminated prior to his death, disability retirement date, or normal retirement date shall be forfeited immediately when the participant has both terminated employment and received a distribution of his vested balance or when the participant incurs five consecutive one-year breaks in service. The nonvested funds deemed to be forfeited are placed in a separate account and are credited with an allocation of earnings and losses. If the participant becomes reemployed before the five consecutive year time frame expires, then the forfeited amount shall be restored to the participant's account. If the participant is not reemployed within such time, the forfeited amount plus earnings and losses is used to reduce future Company contributions. At December 31, 2001 and 2000, forfeited nonvested accounts totaled approximately $250,000 and $22,000, respectively.

(f)     Payments of Benefits

The balance of a participant's account may be disbursed in the form of a lump sum; if the participant is married, payments may be made in the form of an annuity for the duration of the participant's life; or, payments may be made over a period of time not to exceed the joint life expectancy of the participant and his surviving spouse or surviving designated beneficiary. Upon retirement, death, total, or permanent disability, legally adjudicated mental incompetence, or upon termination of the Plan, the participant's account becomes fully vested immediately and not subject to forfeiture. Other than in the case of death or plan termination, a participant may elect to defer distribution until the earliest of attainment of age 70 1/2 or the participant's revocation of the deferral.

(g)     Employee Loans

Participants may apply for and receive loans in accordance with specific provisions set forth in the Plan.

Participants can borrow from the Plan the greater of 50% of their vested account balance or $50,000, subject to certain provisions set forth in the plan agreement. Such loans bear interest at the prevailing interest values for comparable loans charged by commercial banks at the time the loan is made. The term of the loan is up to five years, unless it is used to acquire a principal residence in which case the term is up to 30 years. Loan balances are fully due upon termination of employment. The loans are secured by the balance in the participant's account.

(Continued)

(2)     Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)     Basis of Presentation

The financial statements have been prepared under the accrual basis of accounting, except for benefits which are recorded when paid.

(b)     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from those estimates.

(c)     Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments are valued as follows:

(1)     Investments in  securities traded on  a national  securities exchange are  valued at the latest reported sales  price on the last business
         day of the plan year.    If no sale has taken  place, the securities are valued  at the last bid price.   If no bid  price has been reported,
         or if no exchange quotation is available, the securities are valued at the quotation obtained from a reputable broker.

(2)    Shares of  registered  investment companies are  valued at quoted market prices  which represent  the net asset  value of shares held by the Plan at year-end.

(3)    Unallocated  contracts  with  insurance  companies  are valued  at  contract  value.  Contract  value  represents  contributions  made under the contract, plus interest at the contract rate, less funds used to pay benefits.

(4)    The value in the loan fund represents the unpaid principal of employee loans, which approximates fair value.

(d)     Administrative Expenses

Administrative expenses are to be paid from the assets of the trust unless they are paid by the Company.

(Continued)

(3)    Trust Fund Managed by the Trustee

Plan assets are maintained in a trust fund managed by the Trustee on behalf of the Plan. The Trustee is directed by the Plan's participants as to the specific fund(s) whose units of participation are to be acquired or redeemed. The Trustee executes the sales or purchases necessary to comply with the plan participants' or Company's direction.

(4)    Investments

The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets in either 2001 or 2000 are separately identified.

	2001	2000
Investments at estimated fair value:
Vanguard 500 Index Fund	$ 10,007,800	$ 5,577,407
Vanguard Growth and Income Fund	12,922,904	12,282,902
Vanguard International Growth Fund	3,821,576	3,639,931
Vanguard Prime Money Market Fund	12,074,773	4,057,382
Vanguard U.S. Growth Fund	14,496,013	14,363,752
Vanguard Wellington Fund	11,421,089	8,447,225
Vanguard Explorer Fund	5,472,530	3,198,019
EDS Income Fund	3,158,159	2,460,911
EDS Stock Fund	5,145,038	4,528,887
Other	9,076,986	6,421,975
	$ 87,596,868	$ 64,978,391
	=========	=========

(5)     Plan Termination

The Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions set forth in ERISA and the Code. In the event of plan termination, participants will become 100% vested in their accounts.

(6)     Tax Status

The Company and plan administrator believe that the Plan is designed and currently compliant with the rules and regulations of the Code. The Plan has not yet received a tax determination letter from the IRS, which states whether or not the Plan and its underlying trust qualify under the applicable provisions of the Code and, therefore, is exempt from federal income taxes. The Plan's request for a tax determination letter was filed with the IRS on February 28, 2002.

(7)     Subsequent Event

As result of the Structural Dynamics Research Corporation (SDRC) acquisition by EDS, and the subsequent combination of SDRC's operations with the Company's, approximately $106,243,000 in assets were transferred from the SDRC benefit plan to the Plan on April 12, 2002, and the SDRC plan was terminated.

Schedule 1

UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Description of investment	Current Value
Investment in insurance contracts:
EDS Income Fund*	$ 83,158,159
3,158,159
Investment in common stock:
EDS Stock Fund*	5,145,038
Investments in registered investment companies:*
Vanguard 500 index Fund	10,007,800
Vanguard Explorer Fund	5,472,530
Vanguard Growth & Income	12,922,904
Vanguard International Growth Fund	3,821,576
Vanguard LifeStrategy Conservative Growth Fund	1,100,114
Vanguard LifeStrategy Growth Fund	2,424,694
Vanguard LifeStrategy Moderate Growth Fund	1,427,125
Vanguard Prime Money Market Fund	12,074,773
Vanguard Total Bond Market Index Fund	2,696,591
Vanguard U.S. Growth Fund	14,496,013
Vanguard Wellington Fund	11,421,089
77,865,207
Loans to participants
(interest rates ranging from 7.4% to 9.5%)	1,428,462
Total investments	$ 87,596,868
=========
*Represents a party-in-interest investment allowable under ERISA regulations. See accompanying independent auditor's report.